Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2023

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167 000 employees based in nearly 50 countries worldwide. For 2022, our reported revenue was 57.8 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2022 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2023.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the period ended 30 June 2023 and 2022 in the format up to Normalized EBIT level that is used by management to monitor performance.

As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2023	%	2022	%

Revenue[1]	29 333	100%	28 027	100%
Cost of sales	(13 536)	46%	(12 784)	46%

Gross profit	15 796	54%	15 243	54%
SG&A	(9 051)	31%	(8 616)	31%
Other operating income/(expenses)	327	1%	478	2%

Normalized profit from operations (Normalized EBIT)	7 072	24%	7 105	25%
Non-underlying items	(107)	-%	(105)	-%

Profit from operations (EBIT)	6 965	24%	7 000	25%

Depreciation, amortization and impairment	2 596	9%	2 477	9%
Normalized EBITDA	9 668	33%	9 583	34%
EBITDA	9 561	33%	9 477	34%

Underlying profit attributable to equity holders of AB InBev	2 762	9%	2 672	10%
Profit attributable to equity holders of AB InBev	1 977	7%	1 692	6%

For the six-month period ended 30 June Million US dollar			2023	2022
Operating activities
Profit			2 655	2 474
Interest, taxes and non-cash items included in profit			7 512	7 015
Cash flow from operating activities before changes in working capital and use of provisions			10 167	9 489

Change in working capital			(4 615)	(3 339)
Pension contributions and use of provisions			(192)	(195)
Interest and taxes (paid)/received			(3 806)	(3 823)
Dividends received			43	50
Cash flow from operating activities			1 597	2 182

Investing activities
Net capex			(2 063)	(1 939)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of			(8)	(44)
Net proceeds from sale/(acquisition) of other assets			10	66
Cash flow from / (used in) investing activities			(2 061)	(1 917)

Financing activities
Dividends paid			(1 923)	(1 276)
Net (payments on)/proceeds from borrowings			155	(3 452)
Payment of lease liabilities			(359)	(286)
Sale/(purchase) of non-controlling interests and other			(696)	(378)
Cash flow from / (used in) financing activities			(2 823)	(5 392)

Net increase/(decrease) in cash and cash equivalents			(3 287)	(5 128)

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 30 June 2023 and 2022 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the period ended 30 June 2023 and 2022 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	289 074	-	-	(943)	288 131	(0.3)%
Revenue	28 027	(39)	(1 459)	2 804	29 333	10.0%
Cost of sales	(12 784)	21	690	(1 463)	(13 536)	(11.5)%
Gross profit	15 243	(18)	(769)	1 340	15 796	8.8%
SG&A	(8 616)	(16)	426	(845)	(9 051)	(9.8)%
Other operating income/(expenses)	478	(204)	(19)	72	327	26.2%
Normalized EBIT	7 105	(239)	(362)	567	7 072	8.3%
Normalized EBITDA	9 583	(239)	(524)	848	9 668	9.1%
Normalized EBITDA margin	34.2%	-	-	-	33.0%	(29) bps

In the first six months of 2023, our normalized EBITDA increased 9.1%, while our normalized EBITDA margin contracted 29 bps, reaching 33.0%.

Consolidated volumes declined by 0.3%, with own beer volumes down 0.8% and non-beer volumes up 2.1% in the first six months of 2023, as growth in the majority of our markets in the second quarter of 2023 was offset by performance in the US.

Consolidated revenue grew by 10.0% to 29 333m US dollar, with revenue per hectoliter growth of 10.6% as a result of pricing actions, ongoing premiumization and other revenue management initiatives. Combined revenues of our global brands, Budweiser, Stella Artois and Corona increased by 13.4% globally and 16.9% outside of their respective home markets.

Consolidated cost of sales increased 11.5%, and increased 12.2% on a per hectoliter basis, driven by anticipated commodity cost headwinds.

Consolidated selling, general and administrative expenses (SG&A) increased 9.8% primarily due to increased sales and marketing investments.

In the first six months of 2022, Ambev recognized 201m US dollar income in Other operating income related to tax credits in Brazil. The year-over-year change is presented as a scope change and does not impact the presented organic growth. Additionally, in the first six months of 2022, Ambev recognized 113m US dollar of interest income in Finance income related to these credits. Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2023, the total amount of such credits and interest receivables represented 1 247m US dollar.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2022	Scope	Organic growth	2023	Organic growth %

North America	51 448	51	(4 104)	47 395	(8.0)%
Middle Americas	72 024	-	141	72 164	0.2%
South America	76 815	-	(791)	76 023	(1.0)%
EMEA	42 962	104	(224)	42 842	(0.5)%
Asia Pacific	45 385	-	4 204	49 589	9.3%
Global Export and Holding Companies	440	(155)	(168)	117	(58.9)%
AB InBev Worldwide	289 074	-	(943)	288 131	(0.3)%

North America total volumes decreased by 8.0%

In the United States, our sales-to-wholesalers (“STWs”) declined by 8.6% and our sales-to-retailers (“STRs”) declined by 9.2%, underperforming the industry, primarily due to the volume decline of Bud Light. The beer industry continued to demonstrate resilience in the first half of 2023, delivering revenue growth of 2.6%, while volumes declined by 2.7% according to Circana. Our total beer industry share trend declined in the second quarter of 2023, but has been stable since the last week of April through the end of June. Since April, we actively engaged with over 170 000 consumers across the country through a third-party research firm and the data shows that most consumers surveyed are favorable towards the Bud Light brand and approximately 80% are favorable or neutral. As part of our long-term plan, we increased investments in our key brands, invested in measures to support our wholesalers and continued key initiatives such as partnerships with NFL, NBA, Folds of Honor and Farm Rescue.

In Canada, our volumes declined by low-single digits.

Middle Americas total volumes increased by 0.2%.

In Mexico, our volumes were flat. Our performance in the first half of 2023 was driven by ongoing portfolio development and digital transformation. Our above core portfolio continued to outperform, growing revenue by mid-teens, led by the strong performance of Modelo, Michelob Ultra and Pacifico. We continued to progress our digital and physical DTC initiatives in the second quarter of 2023 with our digital DTC platform, TaDa, now operating in over 60 major cities and fulfilling on average over 300 000 orders per month and the opening of a further 150 Modelorama stores.

In Colombia, our volumes declined by low-single digits. A particularly strong performance from Poker, with a double-digit volume growth, drove our performance in the first half of 2023.

In Peru, our volumes declined by low-single digits.

In Ecuador, our volumes increased by low-single digits, supported by continued share of total alcohol gains. Our above core brands continued to lead our growth in the first half of 2023, delivering a double-digit revenue increase.

South America total volumes decreased by 1.0%.

In Brazil, our total volumes were flat with beer volumes down 0.9% and non-beer volumes up 2.5%. Our premium and super premium brands continued to outperform in the first six months of 2023, delivering volume growth in the mid-thirties, led by Original, Spaten and Corona. BEES Marketplace continued to expand, reaching over 700 thousand customers, a 29% increase versus the second quarter of 2022, and growing GMV by 64%. Our digital DTC platform, Zé Delivery, reached 4.6 million monthly active users this quarter, a 12% increase versus the second quarter of 2022, and increased GMV by 12%.

In Argentina, total volumes declined by mid-single digits.

EMEA total volumes decreased by 0.5%.

In Europe, our volumes declined by low-single digits. We continue to drive premiumization across Europe. Our premium and super premium brands delivered double-digit revenue growth in the first six months of 2023, led by Corona and Budweiser.

In South Africa, volumes grew by mid-single digits. We continue to see strong consumer demand for our portfolio, gaining share of beer and total alcohol according to our estimates. Carling Black Label, the #1 beer brand in the country, led our performance in the first six months of 2023, with low-teens volume growth and our global brands grew volumes by more than 40%, driven by Corona.

In Africa excluding South Africa, volumes declined by low-teens in Nigeria, driven by a soft industry which was impacted by the continued challenging operating environment. In our other markets, we grew volumes in aggregate by low-single digits in the first six months of 2023, driven primarily by Tanzania, Ghana and Uganda.

Asia Pacific total volumes increased by 9.3%.

In China, volumes grew by 9.4% in the first six months of 2023, outperforming the industry according to our estimates. We delivered volume growth across all segments of our portfolio in the first six months of 2023, led by high-teens volume growth in both our premium and super premium portfolios. The roll out and adoption of the BEES platform continued, with BEES now present in over 220 cities and over 45% of our revenue through digital channels in June.

In South Korea, volumes grew by low single-digits in the first six months of 2023.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 30 June 2023 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	289 074	-	-	(943)	288 131	(0.3)%
Revenue	28 027	(39)	(1 459)	2 804	29 333	10.0%
Cost of sales	(12 784)	21	690	(1 463)	(13 536)	(11.5)%
Gross profit	15 243	(18)	(769)	1 340	15 796	8.8%
SG&A	(8 616)	(16)	426	(845)	(9 051)	(9.8)%
Other operating income/(expenses)	478	(204)	(19)	72	327	26.2%
Normalized EBIT	7 105	(239)	(362)	567	7 072	8.3%
Normalized EBITDA	9 583	(239)	(524)	848	9 668	9.1%
Normalized EBITDA margin	34.2%	-	-	-	33.0%	(29) bps

North America	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	51 448	51	-	(4 104)	47 395	(8.0)%
Revenue	8 192	2	(67)	(201)	7 926	(2.5)%
Cost of sales	(3 349)	(2)	23	(92)	(3 420)	(2.7)%
Gross profit	4 844	-	(44)	(293)	4 506	(6.0)%
SG&A	(2 279)	(28)	25	(71)	(2 354)	(3.1)%
Other operating income/(expenses)	28	-	-	(10)	18	(35.6)%
Normalized EBIT	2 592	(29)	(19)	(374)	2 171	(14.6)%
Normalized EBITDA	2 975	(29)	(23)	(385)	2 539	(13.1)%
Normalized EBITDA margin	36.3%	-	-	-	32.0%	(391) bps

Middle Americas	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	72 024	-	-	141	72 164	0.2%
Revenue	6 693	-	173	707	7 573	10.6%
Cost of sales	(2 625)	1	(58)	(245)	(2 926)	(9.3)%
Gross profit	4 068	2	114	463	4 646	11.4%
SG&A	(1 631)	(12)	(53)	(167)	(1 863)	(10.1)%
Other operating income/(expenses)	(12)	-	-	19	8	-
Normalized EBIT	2 425	(10)	62	315	2 792	13.0%
Normalized EBITDA	3 060	(10)	89	355	3 494	11.6%
Normalized EBITDA margin	45.7%	-	-	-	46.1%	44 bps

South America	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	76 815	-	-	(791)	76 023	(1.0)%
Revenue	5 333	-	(964)	1 480	5 849	28.0%
Cost of sales	(2 792)	-	405	(562)	(2 949)	(20.2)%
Gross profit	2 541	-	(558)	918	2 900	36.5%
SG&A	(1 609)	(13)	280	(462)	(1 804)	(28.7)%
Other operating income/(expenses)	312	(201)	(13)	73	171	66.0%
Normalized EBIT	1 244	(213)	(292)	529	1 268	52.2%
Normalized EBITDA	1 666	(213)	(409)	723	1 766	50.3%
Normalized EBITDA margin	31.2%	-	-	-	30.2%	469 bps

EMEA	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	42 962	104	-	(224)	42 842	(0.5)%
Revenue	3 940	38	(336)	429	4 070	10.8%
Cost of sales	(2 000)	(20)	191	(381)	(2 210)	(18.9)%
Gross profit	1 939	18	(145)	48	1 860	2.5%
SG&A	(1 341)	(31)	94	(29)	(1 307)	(2.1)%
Other operating income/(expenses)	88	(4)	(3)	2	83	1.9%
Normalized EBIT	685	(16)	(55)	21	635	3.1%
Normalized EBITDA	1 192	(15)	(97)	63	1 142	5.3%
Normalized EBITDA margin	30.3%	-	-	-	28.1%	(146) bps

Asia Pacific	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	45 385	-	-	4 204	49 589	9.3%
Revenue	3 471	(6)	(262)	476	3 679	13.7%
Cost of sales	(1 655)	-	125	(219)	(1 750)	(13.2)%
Gross profit	1 816	(7)	(137)	257	1 929	14.2%
SG&A	(999)	4	73	(110)	(1 033)	(11.1)%
Other operating income/(expenses)	67	-	(4)	(10)	53	(15.5)%
Normalized EBIT	884	(3)	(68)	136	949	15.5%
Normalized EBITDA	1 232	(3)	(91)	136	1 273	11.0%
Normalized EBITDA margin	35.5%	-	-	-	34.6%	(84) bps

Global Export and Holding Companies	2022	Scope	Currency translation	Organic growth	2023	Organic growth %

Volumes	440	(155)	-	(168)	117	(58.9)%
Revenue	399	(73)	(3)	(87)	236	(26.6)%
Cost of sales	(362)	42	4	35	(281)	10.9%
Gross profit	36	(31)	1	(52)	(45)	-
SG&A	(756)	64	7	(6)	(692)	(0.9)%
Other operating income/(expenses)	(5)	-	1	(2)	(6)	-
Normalized EBIT	(725)	33	10	(60)	(742)	(8.6)%
Normalized EBITDA	(541)	32	7	(43)	(545)	(8.5)%

REVENUE

Our consolidated revenue grew by 10.0% to 29 333m US dollar with revenue per hectoliter growth of 10.6% in the first six months of 2023, as a result of pricing actions, ongoing premiumization and other revenue management initiatives.

COST OF SALES

Our cost of sales increased by 11.5% and increased by 12.2% on a per hectoliter basis, driven by anticipated commodity cost headwinds.

OPERATING EXPENSES

Our total operating expenses increased 9.3% in the six-month period ended 30 June 2023:

☐	Selling, General & Administrative Expenses (SG&A) increased by 9.8% due primarily to increased sales and marketing investments.

☐

Other operating income increased 26.2% primarily driven by higher government grants and the impact of disposal of non-core assets year-over-year. In addition, in the first six months of 2022, Ambev recognized 201m US dollar income in Other operating income related to tax credits in Brazil. The year-over-year change is presented as a scope change.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 9.1% organically to 9 668m US dollar, with an EBITDA margin of 33.0%, representing an EBITDA margin organic contraction of 29 bps, driven by anticipated commodity cost headwinds and increased sales and marketing investments.

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Net finance cost, (vi) Non-underlying net finance cost, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2023	2022

Profit attributable to equity holders of AB InBev		1 977	1 692
Non-controlling interest		678	782
Profit of the period		2 655	2 474
Income tax expense	9	1 192	1 244
Share of result of associates	13	(105)	(129)
Non-underlying share of results of associates	7/13	-	1 143
Non-underlying net finance cost/(income)¹	8	703	(176)
Net finance cost¹	8	2 520	2 444
Non-underlying items above EBIT (including non-underlying impairment)	7	107	105
Normalized EBIT		7 072	7 105
Depreciation, amortization and impairment (excluding non-underlying impairment)	10	2 596	2 477
Normalized EBITDA		9 668	9 583

Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 7 Non-underlying items.

1 As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2023 and 30 June 2022:

	2023	2022
US dollar	27.3%	29.3%
Brazilian real	14.5%	13.7%
Mexican peso	12.3%	10.3%
Chinese yuan	9.6%	9.4%
Euro	5.5%	5.5%
Colombian peso	3.6%	4.1%
South African rand	3.6%	3.9%
Argentinean peso¹	3.4%	3.3%
Canadian dollar	3.2%	3.4%
Peruvian nuevo sol	3.1%	2.8%
Dominican peso	2.1%	2.0%
South Korean won	1.9%	2.1%
Pound sterling	1.9%	2.1%
Other	7.9%	8.0%

The following table sets forth the percentage of our normalized EBITDA realized by currency for the six-month period ended 30 June 2023 and 30 June 2022:

	2023	2022
US dollar	22.9%	29.8%
Mexican peso	17.8%	13.9%
Brazilian real	12.3%	12.4%
Chinese yuan	11.5%	10.1%
Peruvian nuevo sol	5.1%	3.9%
Colombian peso	5.0%	5.0%
Argentinean peso¹	4.2%	3.1%
South African rand	3.5%	4.0%
Canadian dollar	3.3%	2.5%
Dominican peso	3.1%	2.9%
Euro	2.4%	4.3%
South Korean won	1.6%	1.9%
Pound sterling	0.8%	0.1%
Other	6.5%	6.0%

PROFIT

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 2 762m US dollar (Underlying EPS 1.37 US dollar) in the first six months of 2023 as compared to 2 672m US dollar in the first six months of 2022 (Underlying EPS 1.33 US dollar) (see Note 16 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for the first six months of 2023 was 1 977m US dollar, compared to 1 692m US dollar for the first six months of 2022 and includes the following impacts:

☐	Net finance costs (excluding non-underlying net finance items): 2 520m US dollar in the first six months of 2023 compared to a net finance cost of 2 444m US dollar in the first six months of 2022.

☐

Non-underlying net finance cost: Non-underlying net finance cost amounted to 703m US dollar in the first six months of 2023 compared to 176m US dollar income in the first six months of 2022. 703m US dollar loss resulted from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in connection with the combinations of Grupo Modelo and SAB (30 June 2022: 296m US dollar gain). In the first six months of 2022, we recorded 127m US dollar loss related to the early termination of certain bonds.

☐

Non-underlying share of results of associates: Non-underlying share of results of associates amounted to 1 143m US dollar in the first six months of 2022 and related to the impairment of our investment in AB InBev Efes.

☐

Non-underlying items impacting profit from operations: In the first six months of 2023, we incurred 107m US dollar of non-underlying costs (30 June 2022: 105m US dollar) mainly comprising of 50m US dollar of restructuring costs (30 June 2022: 51m US dollar) and 38m US dollar costs related to business and asset disposals (including impairment losses). In the first six months of 2022, we recorded 47m US dollar costs related to the discontinuation of exports to Russia and the forfeiting of company benefits from the operations of the associate AB InBev Efes.

1 Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

☐

Income tax expense: 1 192m US dollar in the first six months of 2023 with an effective tax rate of 31.9% compared to 1 244m US dollar in the first six months of 2022 with an effective tax rate of 26.3%. The 2023 and 2022 effective tax rates are impacted respectively by the non-deductible losses and non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The normalized effective tax rate was 27.3% in the first six months of 2023 compared to 28.2% in the first six months of 2022.

☐	Profit attributable to non-controlling interest: 678m US dollar in the first six months of 2023 compared to 782m US dollar in the first six months of 2022.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2023	2022
Cash flow from operating activities	1 597	2 182
Cash flow from investing activities	(2 061)	(1 917)
Cash flow from financing activities	(2 823)	(5 392)
Net increase/(decrease) in cash and cash equivalents	(3 287)	(5 128)

Cash flow from operating activities

Million US dollar	2023	2022
Profit	2 655	2 474
Interest, taxes and non-cash items included in profit	7 512	7 015
Cash flow from operating activities before changes in working capital and use of provisions	10 167	9 489
Change in working capital	(4 615)	(3 339)
Pension contributions and use of provisions	(192)	(195)
Interest and taxes (paid)/received	(3 806)	(3 823)
Dividends received	43	50
Cash flow from operating activities	1 597	2 182

Our cash flow from operating activities reached 1 597m US dollar in the first six months of 2023 compared to 2 182m US dollar in the first six months of 2022. The decrease was driven by changes in working capital for the first six months of 2023 compared to the first six months of 2022.

Changes in working capital in the first half of 2023 and 2022 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2023	2022
Net capex	(2 063)	(1 939)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	(8)	(44)
Proceeds from sale/(acquisition) of other assets	10	66
Cash flow from/(used in) investing activities	(2 061)	(1 917)

Our cash outflow from investing activities was 2 061m US dollar in the first six months of 2023 compared to a cash outflow of 1 917m US dollar in the first six months of 2022. The increase in the cash outflow from investing activities was mainly due to higher net capital expenditures in 2023 compared to 2022.

Our net capital expenditures amounted to 2 063m US dollar in the first six months of 2023 and 1 939m US dollar in the first six months of 2022. Out of the total 2023 capital expenditures approximately 33% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 18% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2023	2022
Dividends paid	(1 923)	(1 276)
Net (payments on)/proceeds from borrowings	155	(3 452)
Payment of lease liabilities	(359)	(286)
Sale/(purchase) of non-controlling interests and other	(696)	(378)
Cash flow from/(used in) financing activities	(2 823)	(5 392)

Our cash outflow from financing activities amounted to 2 823m US dollar in the first six months of 2023, as compared to a cash outflow of 5 392m US dollar in the first six months of 2022. The decrease is primarily driven by lower debt redemption in 2023 compared to 2022.

As of 30 June 2023, we had total liquidity of 16.9 billion US dollar, which consisted of 10.1 billion US dollar available under committed long-term credit facilities and 6.8 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 73.8 billion US dollar as of 30 June 2023 as compared to 69.7 billion US dollar as of 31 December 2022.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt increased by 4.1 billion US dollar as of 30 June 2023 compared to 31 December 2022. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.8 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.9 billion US dollar increase of net debt) and foreign exchange impact on net debt (0.4 billion US dollar increase of net debt).

Net debt to normalized EBITDA increased from 3.51x for the 12-month period ending 31 December 2022 to 3.70x for the 12-month period ending 30 June 2023. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio.

Consolidated equity attributable to our equity holders as at 30 June 2023 was 77 460m US dollar, compared to 73 398m US dollar as at 31 December 2022. The net increase in equity results from the profit attributable to equity shareholders and foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Colombian peso, the Euro, the Mexican peso, the Peruvian sol and the weakening of the closing rate of the South African rand, which resulted in a foreign exchange translation adjustment of 3 610m US dollar as of 30 June 2023 (increase of equity). This increase in equity is partially offset by dividends paid.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 17 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2023, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, inflation, geopolitical instability (such as the ongoing conflict between Russia and Ukraine), increases in energy prices, the COVID-19 pandemic, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. The prevailing geopolitical instability and sustained inflation (including as a result of the ongoing conflict between Russia and Ukraine) have resulted in increased pressure on the supply chain and increased energy costs, which may increase AB InBev’s costs of manufacturing, selling and delivering its products. In cases of sustained and elevated inflation across several of its key markets, it may be difficult for AB InBev to effectively manage the increases to its costs and it may not able to pass these increased costs to its customers. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected.

A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

The ongoing conflict between Russia and Ukraine has adversely affected, and may continue to adversely affect AB InBev’s business, financial performance and results of operations. In March 2022, AB InBev announced that it is forfeiting all financial benefits as a non-controlling partner from the operations of the AB InBev Efes joint venture, in which it owns a 50% non-controlling stake and which it does not consolidate. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, and that it is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest and that its request to Anadolu Efes to suspend the license granted to AB InBev Efes for the production and sale of Bud in Russia will also be part of a potential transaction. As a result, AB InBev de-recognized the investment in AB InBev Efes and reported a 1.1 billion U.S. dollar non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. Any potential transaction will be subject to customary closing conditions, including regulatory approvals in Russia and Ukraine, and there can be no guarantee that necessary regulatory approvals will be obtained or that a transaction will be completed. In connection with the ongoing conflict, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures may make it difficult for AB InBev to divest its non-controlling interest in the AB InBev Efes joint venture or for AB InBev Efes to remit, cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. Even though AB InBev is forfeiting all financial benefits from the AB InBev Efes joint venture, these developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation.

Furthermore,the broader geopolitical and economic impacts of the ongoing conflict could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s ability to access funds from Argentina, financial condition and operating results.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. For the near term, the portion of AB InBev’s consolidated statement of financial position represented by debt is expected to remain higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. While AB InBev aims to dynamically allocate its surplus free cash flow to balance its leverage, return cash to shareholders and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it is able to pay.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non-transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs in 2022 and the first half of 2023, which may continue. Energy prices have been subject to significant price volatility in the recent past, including as a result of the ongoing conflict between Russia and Ukraine, and may be again in the future. High energy prices over an extended period of time and disruptions or constraints in the availability of transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products, and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future.

Negative publicity surrounding the company, its activities, its personnel or its business partners, consumer perception of the company’s response to political and social issues or catastrophic events, and campaigns by activists, whether or not warranted, connecting the company, its personnel, its supply chain or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s brand image and reputation and may decrease demand for its products, thereby adversely affecting its business, results of operations, cash flows or financial condition. AB InBev’s sponsorship relations may also subject it to negative publicity as a result of any actual or alleged misconduct by individuals or entities associated with organizations AB InBev sponsors or supports. Activities by the company’s promotional partners that harm their public image or reputation could also have an adverse effect on AB InBev’s reputation or brand image, and may decrease demand for AB InBev’s products, thereby adversely affecting its business.

In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” or beyond beer products. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fail to continuously strengthen and evolve its capabilities in digital commerce and marketing. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries, as a result of a rising health and well-being trend. Despite the progress made on AB InBev’s Smart Drinking Goals, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities, may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Negative publicity and campaigns by activists, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and may cause its business to suffer. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and brand image and may adversely affect its business. AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2022 consolidated financial statements and Note 21 Contingencies of the 2023 unaudited condensed consolidated interim financial statements.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection laws such as the General Data Protection Regulation adopted in the European Union, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements (including potential changes in Brazil). For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two-pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar approach, including the establishment of a global minimum corporate tax rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two and in December 2022, the EU Council announced that EU Member States had reached an agreement to implement the minimum tax component (Pillar Two) of the OECD’s global international tax reform initiative effective 1 January 2024. EU Member States are now obliged to adopt these new rules into their domestic legislation by no later than 31 December 2023. Furthermore, on 16 August 2022, US President Joe Biden approved the Inflation Reduction Act (IRA), whereunder US companies that report over 1 US billion in profits to shareholders are subject to a 15% minimum tax based on book income. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which AB InBev operates, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives, the IRA or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where it operates.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates.

Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may suffer, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. AB InBev has received notice of claims purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“ESG”) considerations, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to further address ESG-related concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action. If AB InBev fails to meet its 2025 Sustainability Goals or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may suffer. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Public expectations for reductions in greenhouse gas emissions, the potential adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to ESG matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting ESG metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution and marketing, and relies on information systems, including through services operated or maintained by third parties, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. The integration of e-commerce, fintech and direct sales in AB InBev’s operations and their increasingly significant contribution to the company’s revenues and sales has increased the amount of information that AB InBev processes and maintains, thereby increasing its potential exposure to a security incident. Information systems of AB InBev’s third-party partners, including suppliers and distributors, and those of others on which they rely, are also exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. Compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection, could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of such cybersecurity incidents and disruptions to information systems, such incidents could impact AB InBev’s business, impact its ability to meet its contractual obligations and expose it to legal claims or regulatory penalties. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics. AB InBev’s business and results of operations were negatively impacted by the implementation of COVID-19 restrictions in recent years. While most countries around the world have removed the restrictions implemented in response to the COVID-19 pandemic, the extent to which the COVID-19 pandemic may continue to impact the company’s financial condition and operations depends on factors beyond AB InBev’s control. The emergence of new variants may result in new restrictions in regions and countries where AB InBev operates, lead to further economic uncertainty and heighten many of the other risks described herein.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2022 consolidated financial statements and Note 19 of these 2023 unaudited condensed interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the reporting date

Please refer to Note 23 Events after the reporting date of the unaudited condensed consolidated interim financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-

BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of June 30, 2023 and the related condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income/(loss), the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the “condensed consolidated interim financial statements”). The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial information is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union.

Diegem, August 2, 2023

The Statutory Auditor

PwC Bedrijfsrevisoren BV - PwC Reviseurs d’Entreprises SRL

Represented by

Koen Hens

Partner

PwC Bedrijfsrevisoren BV - PwC Reviseurs d’Entreprises SRL - Financial Assurance Services Maatschappelijke zetel/Siège social: Culliganlaan 5, B-1831 Diegem

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB / BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June
Million US dollar, except earnings per shares in US dollar	Notes	2023	2022¹

Revenue		29 333	28 027
Cost of sales		(13 536)	(12 784)
Gross profit		15 796	15 243

Distribution expenses		(3 183)	(3 076)
Sales and marketing expenses		(3 518)	(3 304)
Administrative expenses		(2 350)	(2 237)
Other operating income/(expenses)		327	478
Profit from operations before non-underlying items		7 072	7 105

Non-underlying costs above profit from operations	7	(107)	(105)
Profit from operations		6 965	7 000

Finance cost	8	(2 905)	(2 835)
Finance income	8	385	391
Non-underlying net finance income/(cost)	8	(703)	176
Net finance income/(cost)		(3 223)	(2 268)

Share of result of associates	13	105	129
Non-underlying share of results of associates	7 / 13	-	(1 143)
Profit before tax		3 847	3 718

Income tax expense	9	(1 192)	(1 244)
Profit of the period		2 655	2 474

Profit of the period attributable to:
Equity holders of AB InBev		1 977	1 692
Non-controlling interest		678	782

Basic earnings per share	16	0.98	0.84
Diluted earnings per share	16	0.96	0.83

Underlying earnings per share²	16	1.37	1.33

The accompanying notes are an integral part of these consolidated financial statements.

1 As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

2 Underlying earnings per share is not defined metric in IFRS. Refer to Note 16 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of comprehensive income/(loss)

For the six-month period ended 30 June
Million US dollar	Notes	2023	2022

Profit of the period		2 655	2 474

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	16	3	1
		3	1
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	3 574	2 412
Effective portion of changes in fair value of net investment hedges		(95)	(417)
Cash flow hedges recognized in equity		(497)	189
Cash flow hedges reclassified from equity to profit or loss		(103)	(451)
		2 879	1 733

Other comprehensive income/(loss), net of tax		2 882	1 734

Total comprehensive income/(loss)		5 538	4 208

Attributable to:
Equity holders of AB InBev		5 049	3 584
Non-controlling interest		488	624

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of financial position

Million US dollar	Notes	30 June 2023	31 December 2022

ASSETS
Non-current assets
Property, plant and equipment	10	27 181	26 671
Goodwill	11	116 168	113 010
Intangible assets	12	40 973	40 209
Investments in associates	13	4 728	4 656
Investment securities	15	179	175
Deferred tax assets		2 836	2 300
Employee benefits		11	11
Income tax receivables		835	883
Derivatives	19	62	60
Trade and other receivables	14	1 895	1 782
Total non-current assets		194 868	189 757

Current assets
Investment securities	15	85	97
Inventories		6 839	6 612
Income tax receivables		912	813
Derivatives	19	157	331
Trade and other receivables	14	6 609	5 330
Cash and cash equivalents	15	6 848	9 973
Assets classified as held for sale		35	30
Total current assets		21 483	23 186

Total assets		216 352	212 943

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		18 835	15 218
Retained earnings		39 269	38 823
Equity attributable to equity holders of AB InBev		77 460	73 398

Non-controlling interests		11 324	10 880
Total equity		88 783	84 278

Non-current liabilities
Interest-bearing loans and borrowings	17	78 323	78 880
Employee benefits		1 521	1 534
Deferred tax liabilities		12 003	11 818
Income tax payables		595	610
Derivatives	19	113	184
Trade and other payables		872	859
Provisions		370	396
Total non-current liabilities		93 796	94 282

Current liabilities
Bank overdrafts	15	53	83
Interest-bearing loans and borrowings	17	2 524	1 029
Income tax payables		1 263	1 438
Derivatives	19	6 340	5 308
Trade and other payables		23 347	26 349
Provisions		244	176
Total current liabilities		33 773	34 383

Total equity and liabilities		216 352	212 943

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340
Profit of the period		-	-	-	-	-	1 692	1 692	782	2 474
Other comprehensive income/(loss)	16	-	-	-	-	1 892	-	1 892	(158)	1 734
Total comprehensive income/(loss)		-	-	-	-	1 892	1 691	3 584	624	4 208
Dividends		-	-	-	-	-	(1 190)	(1 190)	(219)	(1 409)
Treasury shares		-	-	184	-	-	(112)	72	-	72
Share-based payments	18	-	-	-	254	-	-	254	5	259
Hyperinflation monetary adjustments		-	-	-	-	-	205	205	127	332
Scope and other changes		-	-	-	-	-	(42)	(42)	(9)	(51)
As per 30 June 2022		1 736	17 620	(3 810)	54 254	(32 685)	34 435	71 550	11 200	82 750

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2023		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278
Profit of the period		-	-	-	-	-	1 977	1 977	678	2 655
Other comprehensive income/(loss)	16	-	-	-	-	3 072	-	3 072	(189)	2 882
Total comprehensive income/(loss)		-	-	-	-	3 072	1 977	5 049	488	5 538
Dividends		-	-	-	-	-	(1 581)	(1 581)	(273)	(1 855)
Treasury shares		-	-	312	-	-	(230)	82	-	82
Share-based payments	18	-	-	-	232	-	-	232	12	244
Hyperinflation monetary adjustments		-	-	-	-	-	324	324	201	525
Scope and other changes		-	-	-	-	-	(44)	(44)	15	(29)
As per 30 June 2023		1 736	17 620	(3 393)	54 709	(32 481)	39 269	77 460	11 324	88 783

The accompanying notes are an integral part of these consolidated financial statements

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June
Million US dollar	Notes	2023	2022¹
OPERATING ACTIVITIES
Profit of the period		2 655	2 474
Depreciation, amortization and impairment		2 595	2 477
Net finance cost/(income)	8	3 223	2 268
Equity-settled share-based payment expense	18	286	237
Income tax expense	9	1 192	1 244
Other non-cash items		321	(225)
Share of result of associates	13	(105)	1 014
Cash flow from operating activities before changes in working capital and use of provisions		10 167	9 489
Decrease/(increase) in trade and other receivables		(1 325)	(581)
Decrease/(increase) in inventories		(228)	(833)
Increase/(decrease) in trade and other payables		(3 062)	(1 925)
Pension contributions and use of provisions		(192)	(195)
Cash generated from operations		5 360	5 955
Interest paid		(2 322)	(2 082)
Interest received		512	177
Dividends received		43	50
Income tax paid		(1 996)	(1 918)
Cash flow from/(used in) operating activities		1 597	2 182

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(2 107)	(2 002)
Proceeds from sale of property, plant and equipment and of intangible assets		44	63
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of		(8)	(44)
Proceeds from sale/(acquisition) of other assets		10	66
Cash flow from/(used in) investing activities		(2 061)	(1 917)

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests		(3)	(52)
Proceeds from borrowings	17	181	68
Payments on borrowings	17	(26)	(3 520)
Cash net finance (cost)/income other than interests		(693)	(326)
Payment of lease liabilities		(359)	(286)
Dividends paid		(1 923)	(1 276)
Cash flow from/(used in) financing activities		(2 823)	(5 392)

Net increase/(decrease) in cash and cash equivalents		(3 287)	(5 128)
Cash and cash equivalents less bank overdrafts at beginning of year		9 890	12 043
Effect of exchange rate fluctuations		191	(18)
Cash and cash equivalents less bank overdrafts at end of period	15	6 794	6 897

The accompanying notes are an integral part of these consolidated financial statements.

1 The 2022 presentation was amended to conform to the 2023 presentation.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Non-underlying items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible Assets	12
Investments in associates	13
Trade and other receivables	14
Cash and cash equivalents and investment securities	15
Changes in equity and earnings per share	16
Interest-bearing loans and borrowings	17
Share-based payments	18
Risks arising from financial instruments	19
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20
Contingencies	21
Related parties	22
Events after the reporting date	23

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167 000 employees based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2023 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2023 and 2022 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.

The consolidated financial statements were authorized for issue by the Board of Directors on 2 August 2023.

2.	Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2022. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2023 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2022.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2023 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2023	31 December 2022	30 June 2023	30 June 2022

Argentinean peso	256.709065	177.131872	-	-
Brazilian real	4.819192	5.217705	5.117130	5.049046
Canadian dollar	1.326614	1.353834	1.357985	1.268356
Colombian peso	4 183.19	4 807.99	4 638.30	3 920.73
Chinese yuan	7.268793	6.898736	6.927067	6.458363
Euro	0.920302	0.937559	0.927659	0.913529
Mexican peso	17.072031	19.361452	18.297743	20.324130
Pound sterling	0.789876	0.831548	0.812848	0.768921
Peruvian nuevo sol	3.636005	3.820004	3.773824	3.800274
South Korean won	1 322.27	1 260.16	1 301.06	1 221.30
South African rand	18.938593	16.968472	18.099957	15.476459

The company applies hyperinflation accounting for its Argentinean subsidiaries. The 2023 results, restated for purchasing power, were translated at the June 2023 closing rate of 256.709065 Argentinean pesos per US dollar (2022 results – at the June 2022 closing rate of 125.210300 Argentinean pesos per US dollar).

4.	Use of estimates and judgments

As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in Non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

The other significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2022.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the table below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2023 and 2022, except for segment assets (non-current) with comparatives at 31 December 2022.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide

	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Volume	47	51	72	72	76	77	43	43	50	45	-	-	288	289
Revenue	7 926	8 192	7 573	6 693	5 849	5 333	4 070	3 940	3 679	3 471	236	399	29 333	28 027
Normalized EBITDA	2 539	2 975	3 494	3 060	1 766	1 666	1 142	1 192	1 273	1 232	(545)	(541)	9 668	9 583
Normalized EBITDA margin %	32.0%	36.3%	46.1%	45.7%	30.2%	31.2%	28.1%	30.3%	34.6%	35.5%	-	-	33.0%	34.2%
Depreciation, amortization and impairment	(368)	(383)	(702)	(635)	(498)	(422)	(507)	(507)	(324)	(348)	(197)	(184)	(2 596)	(2 478)
Normalized profit from operations	2 171	2 592	2 792	2 425	1 268	1 244	635	685	949	884	(742)	(725)	7 072	7 105
Non- underlying items (including non-underlying impairment)	(40)	(22)	(11)	(9)	(27)	(10)	(17)	(18)	(5)	(5)	(7)	(41)	(107)	(105)
Profit from operations	2 131	2 570	2 781	2 416	1 241	1 234	618	667	944	879	(749)	(766)	6 965	7 000
Net finance income/(cost)													(3 223)	(2 268)
Share of results of associates													105	129
Non-underlying share of results of associates													-	(1 143)
Income tax expense													(1 192)	(1 244)
Profit													2 655	2 474

Segment assets (non-current)	63 278	63 379	72 260	66 262	15 598	14 297	29 103	30 918	11 800	12 397	2 828	2 505	194 868	189 757
Gross capex	216	222	561	537	402	414	393	329	246	214	288	288	2 107	2 002

For the six-month period ended 30 June 2023, net revenue from the beer business amounted to 26 071m US dollar (30 June 2022: 25 063m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 262m US dollar (30 June 2022: 2 964m US dollar).

6.	Acquisitions and disposals of subsidiaries

The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month period ended 30 June 2023 and 30 June 2022, with no significant impact in the consolidated financial statements.

7.	Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting.

The non-underlying items included in the income statement are as follows:

For the six-month period ended 30 June
Million US dollar	2023	2022¹

COVID-19 costs	-	(13)
Restructuring	(50)	(51)
Business and asset disposal (including impairment losses)	(38)	6
Legal costs	(19)	-
AB InBev Efes related costs	-	(47)
Impact on profit from operations	(107)	(105)

Non-underlying net finance income/(cost)	(703)	176
Non-underlying share of results of associates	-	(1 143)
Non-underlying taxes	51	69
Non-underlying non-controlling interest	9	(3)
Net impact on profit	(750)	(1 006)

The non-underlying restructuring charges for the six-month period ended 30 June 2023 total (50)m US dollar (30 June 2022: (51)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amount to (38)m US dollar for the six-month period ended 30 June 2023 mainly comprising impairment of intangible assets and other non-core assets sold in the period.

The company recorded non-underlying legal costs of (19)m US dollar for the six-month period ended 30 June 2023 related to the successful outcome of a series of lawsuits regarding Ambev warrants (see also Note 21 Contingencies).

During the six-month period ended 30 June 2022, the company recorded (47)m US dollar costs related to the discontinuation of exports to Russia and the forfeiting of company benefits from the operations of the associate AB InBev Efes.

The company incurred a non-underlying net finance cost of (703)m US dollar for the six-month period ended 30 June 2023 (30 June 2022: net finance income of 176m US dollar) – see Note 8 Finance cost and income.

During the six-month period ended 30 June 2022, the company recorded an impairment of (1 143)m US dollar on its investment in AB InBev Efes — see Note 13 Investments in associates.

All the amounts referenced above are before income taxes. The non-underlying income taxes amounted to 51m US dollar (decrease of income taxes) for the six-month period ended 30 June 2023 (30 June 2022: decrease of income taxes by 69m US dollar).

Non-controlling interest on the non-underlying items amounts to 9m US dollar for the six-month period ended 30 June 2023 (30 June 2022: (3)m US dollar).

7 As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

8.	Finance cost and income

The finance cost and income included in the income statement are as follows:

	2023			2022¹
Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net

Interest income/(expense)	(1 855)	225	(1 630)	(1 767)	84	(1 683)
Net interest on net defined benefit liabilities	(42)	-	(42)	(37)	-	(37)
Accretion expense	(385)	-	(385)	(336)	-	(336)
Net interest income on Brazilian tax credits	-	78	78	-	113	113
Other financial results	(622)	82	(540)	(696)	194	(501)
Finance income/(cost) excluding non-underlying items	(2 905)	385	(2 520)	(2 835)	391	(2 444)
Non-underlying finance income/(cost)	(703)	-	(703)	(127)	303	176
Finance income/(cost)	(3 608)	385	(3 223)	(2 962)	694	(2 268)

Net finance costs, excluding non-underlying items, were 2 520m US dollar in the six-month period ended 30 June 2023 compared to 2 444m US dollar in the six-month period ended 30 June 2022.

In the six-month period ended 30 June 2023, accretion expense includes interest on lease liabilities of 75m US dollar (30 June 2022: 60m US dollar), unwind of discounts of 262m US dollar on payables (30 June 2022: 225m US dollar), bond fees of 30m US dollar (30 June 2022: 32m US dollar) and interest on provisions of 18m US dollar (30 June 2022: 19m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19 Risks arising from financial instruments.

Other financial results for the six-month period ended 30 June 2023 and 30 June 2022 include:

	2023			2022¹
Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net
Net foreign exchange gains/(losses)	(149)	-	(149)	(143)	-	(143)
Net gains/(losses) on hedging instruments	(354)	-	(354)	(422)	-	(422)
Hyperinflation monetary adjustments	-	66	66	-	138	138
Other financial income/(cost), including bank fees and taxes	(119)	16	(103)	(131)	56	(75)
Other financial results	(622)	82	(540)	(696)	194	(501)

Non-underlying finance income/(cost) for the six-month period ended 30 June 2023 and 30 June 2022 includes:

•

(703)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2022: 296m US dollar gain);

•

In the six-month period ended 30 June 2022, (127)m US dollar loss resulting from the early termination of certain bonds, as well as 7m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions.

No interest income was recognized on impaired financial assets.

1 As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

9.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2023	2022

Current tax expense	(1 554)	(1 704)
Deferred tax (expense)/income	362	459
Total income tax expense in the income statement	(1 192)	(1 244)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2023	2022

Profit/(loss) before tax	3 847	3 718
Deduct share of results of associates	105	129
Deduct non-underlying share of results of associates	-	(1 143)
Profit before tax and before share of results of associates	3 741	4 732

Adjustments to the tax basis
Government incentives	(346)	(304)
Non-deductible/(non-taxable) mark-to-market on derivatives	703	(296)
Other expenses not deductible for tax purposes	775	962
Other non-taxable income	(291)	(346)

Adjusted tax basis	4 582	4 748

Aggregate weighted nominal tax rate	26.9%	26.9%

Tax at aggregated nominal tax rate	(1 235)	(1 277)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(98)	(8)
(Underprovided)/overprovided in prior years	(56)	24
Deductions from interest on equity	323	268
Deductions from goodwill and other tax deductions	168	5
Change in tax rate	-	5
Withholding taxes	(205)	(181)
Other tax adjustments	(90)	(81)

Total tax expense	(1 192)	(1 244)

Effective tax rate	31.9%	26.3%

The total income tax expense for the six-month period ended 30 June 2023 amounts to 1 192m US dollar compared to 1 244m US dollar for the six-month period ended 30 June 2022. The effective tax rate for the six-month period ended 30 June 2023 was 31.9% compared to an effective tax rate of 26.3% for the six-month period ended 30 June 2022.

The 2023 effective tax rate was negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2022 effective tax rate was positively impacted by non-taxable gains from these derivatives.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2023 is 27.3% (30 June 2022: 28.2%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

10.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2023	31 December 2022

Property, plant and equipment owned	24 553	24 245
Property, plant and equipment leased (right-of-use assets)	2 627	2 426
Total property, plant and equipment	27 181	26 671

	30 June 2023				31 December 2022
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 591	37 473	2 205	52 269	50 742
Effect of movements in foreign exchange	211	671	52	934	(983)
Acquisitions	3	728	1 017	1 748	4 279
Disposals through sale and derecognition	(24)	(507)	-	(532)	(1 822)
Disposals through the sale of subsidiaries	-	-	-	-	(13)
Transfer (to)/from other asset categories and other movements¹	172	1 125	(1 130)	167	66
Balance at end of the period	12 953	39 491	2 143	54 587	52 269

Depreciation and impairment losses
Balance at end of previous year	(4 584)	(23 440)	-	(28 024)	(26 284)
Effect of movements in foreign exchange	(55)	(426)	-	(482)	507
Depreciation	(197)	(1 578)	-	(1 775)	(3 530)
Disposals through sale and derecognition	18	476	-	494	1 631
Disposals through the sale of subsidiaries	-	-	-	-	8
Impairment losses	(3)	(57)	-	(60)	(172)
Transfer to/(from) other asset categories and other movements¹	(6)	(180)	-	(186)	(186)
Balance at end of the period	(4 827)	(25 206)	-	(30 033)	(28 024)

Carrying amountat
31 December 2022	8 007	14 033	2 205	24 245	24 245
at 30 June 2023	8 126	14 285	2 143	24 553	-

As at 30 June 2023 and 31 December 2022 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 1 030m US dollar as at 30 June 2023 compared to 538m US dollar as at 31 December 2022.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 2 063m US dollar in 2023 compared to 1 939m US dollar for the same period last year. Out of the total 2023 capital expenditures approximately 33% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 18% for improving administrative capabilities and for the purchase of hardware and software.

1 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	30 June 2023
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at June 30	1 713	914	2 627
Depreciation for the period ended June 30	(223)	(148)	(371)

	31 December 2022
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 640	786	2 426
Depreciation for the year ended 31 December	(398)	(230)	(628)

Additions to right-of-use assets for the six-month period ended 30 June 2023 were 448m US dollar (30 June 2022: 301m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwill

Million US dollar	30 June 2023	31 December 2022

Acquisition cost
Balance at end of previous year	115 541	118 461
Effect of movements in foreign exchange	2 664	(3 147)
Disposals through the sale of subsidiaries	-	(32)
Transfers (to)/from other asset categories	(17)	(68)
Hyperinflation monetary adjustments	246	328
Balance at end of the period	118 434	115 541

Impairment losses
Balance at end of previous year	(2 531)	(2 665)
Effect of movements in foreign exchange	265	134
Balance at end of the period	(2 266)	(2 531)

Carrying amount
Balance at end of the period	116 168	113 010

AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2023	31 December 2022

United States	33 562	33 578
Rest of North America	2 022	1 981
Mexico	14 543	12 823
Colombia	14 588	12 692
Rest of Middle Americas	23 904	23 242
Brazil	3 798	3 508
Rest of South America	1 294	1 249
Europe	2 141	2 081
South Africa	8 558	9 551
Rest of Africa	4 899	5 131
China	2 960	3 119
Rest of Asia Pacific	3 341	3 505
Global Export and Holding Companies	559	549
Total carrying amount of goodwill	116 168	113 010

12. Intangible assets

	30 June 2023					31 December 2022
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	37 741	2 026	4 050	354	44 170	45 015
Effect of movements in foreign exchange	461	60	149	(3)	667	(751)
Acquisitions and expenditures	6	166	301	9	482	978
Disposals through sale and derecognition	(1)	-	(33)	(6)	(40)	(1 437)
Transfer (to)/from other asset categories and other movements¹	23	7	338	(223)	145	365
Balance at end of period	38 229	2 259	4 805	131	45 424	44 170

Amortization and impairment losses
Balance at end of previous year	(88)	(1 247)	(2 577)	(49)	(3 961)	(4 585)
Effect of movements in foreign exchange	-	(47)	(100)	(3)	(150)	100
Amortization	-	(65)	(262)	(13)	(340)	(647)
Impairment	-	-	(1)	-	(1)	(4)
Disposals through sale and derecognition	-	-	33	1	34	1 339
Transfer to/(from) other asset categories and other movements¹	-	(8)	(15)	(9)	(32)	(164)
Balance at end of period	(88)	(1 367)	(2 923)	(73)	(4 451)	(3 961)

Carrying value
at 31 December 2022	37 652	779	1 473	305	40 209	40 209
at 30 June 2023	38 141	892	1 882	58	40 973

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

13. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2023		2022
Million US dollar	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes

Balance at 1 January	3 293	171	1 143	3 400	201
Effect of movements in foreign exchange	52	(48)	-	(245)	(39)
Dividends received	-	(12)	-	-	(16)
Share of results of associates	67	4	-	82	(5)
Non-underlying share of results of associates	-	-	(1 143)	-	-
Balance at 30 June	3 412	115	-	3 237	141

During the six-month period ended 30 June 2022 the company reported a (1 143)m US dollar non-underlying share of results of associates related to its investment in AB InBev Efes (Refer to Note 7 Non-underlying items). The investment in AB InBev Efes is classified as non-current asset held for sale.

In the six-month period ended 30 June 2023, associates that are not individually material contributed 34m US dollar to the results of investment in associates (30 June 2022: 52m US dollar).

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

14. Trade and other receivables

Million US dollar	30 June 2023	31 December 2022

Cash deposits for guarantees	169	189
Loans to customers	7	10
Tax receivable, other than income tax	170	137
Brazilian tax credits and interest receivables	1 247	1 149
Trade and other receivables	302	298
Non-current trade and other receivables	1 895	1 782

Trade receivables and accrued income	4 579	3 637
Interest receivables	83	67
Tax receivable, other than income tax	538	444
Loans to customers	93	71
Prepaid expenses	517	410
Other receivables	798	702
Current trade and other receivables	6 609	5 330

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2023, the total amount of such credits and interest receivables represented 1 247m US dollar (31 December 2022: 1 149m US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 30 June 2023 and 31 December 2022 respectively:

	Net carrying amount as of 30 June 2023	Of which: neither impaired nor past due on the reporting	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 579	4 375	137	31	29	7
Loans to customers	100	84	15	1	-	-
Interest receivable	83	83	-	-	-	-
Other receivables	798	768	8	11	11	1
	5 561	5 310	160	43	40	8

	Net carrying amount as of 31 December 2022	Of which: neither impaired nor past due on the reporting	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 637	3 418	151	41	24	4
Loans to customers	81	78	1	1	1	-
Interest receivable	67	67	-	-	-	-
Other receivables	702	684	11	4	3	-
	4 487	4 247	162	46	28	4

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2023 amount to 27m US dollar (30 June 2022: 70m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19 Risks arising from financial instruments.

15. Cash and cash equivalents and investment securities

Million US dollar	30 June 2023	31 December 2022

Short-term bank deposits	2 145	4 685
Cash and bank accounts	4 702	5 288
Cash and cash equivalents	6 848	9 973

Bank overdrafts	(53)	(83)
Cash and cash equivalents in the statement of cash flows	6 794	9 890

The cash outstanding as at 30 June 2023 includes restricted cash for an amount of 74m US dollar (31 December 2022: 73m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (73m US dollar).

Investment securities

Million US dollar	30 June 2023	31 December 2022

Investment in unquoted companies	150	149
Investment on debt securities	29	26
Non-current investments	179	175

Investment on debt securities	85	97
Current investments	85	97

As at 30 June 2023, current debt securities of 85m US dollar mainly represented investments in government bonds (31 December 2022: 97m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16. Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the six-month period ended 30 June 2023:

Issued capital
Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	35.5	(3 706)	(4 559)
Changes during the period	(3.0)	312	(230)
At the end of the current period	32.5	(3 393)	(4 789)

As of 30 June 2023, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 32 467 809 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 044 859 restricted shares. As of 30 June 2023, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2023, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

In the six-month period ended 30 June 2023, there were no significant purchases or disposals of non-controlling interests in subsidiaries.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2023, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 26 April 2023, a dividend of 0.75 euro per share or 1 510m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2023.

On 27 April 2022, a dividend of 0.50 euro per share or 1 004m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2022.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2023, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2023	(34 677)	145	(1 021)	(35 553)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	3 610	-	-	3 610
Cash flow hedges	-	(541)	-	(541)
Re-measurements of post-employment benefits	-	-	3	3
Other comprehensive income/(loss)	3 610	(541)	3	3 072
As per 30 June 2023	(31 067)	(396)	(1 018)	(32 481)

The decrease in translation reserves is primarily related to the combined effect of the appreciation of the closing rates of the Colombian peso, the Euro, the Mexican peso, the Peruvian sol and the weakening of the closing rate of the South African rand, which resulted in a net foreign exchange translation adjustment of 3 610m US dollar as of 30 June 2023 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2022	(33 554)	481	(1 504)	(34 577)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 101	-	-	2 101
Cash flow hedges	-	(210)	-	(210)
Re-measurements of post-employment benefits	-	-	-	-
Other comprehensive income/(loss)	2 101	(210)	-	1 892
As per 30 June 2022	(31 453)	271	(1 504)	(32 685)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2023 is based on the profit attributable to equity holders of AB InBev of 1 977m US dollar (30 June 2022: 1 692m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2023	2022

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 984	1 981
Effect of stock lending	30	30
Effect of delivery of treasury shares	2	1
Weighted average number of ordinary and restricted shares at 30 June	2 016	2 012

The calculation of diluted earnings per share for the six-month period ended 30 June 2023 is based on the profit attributable to equity holders of AB InBev of 1 977m US dollar (30 June 2022: 1 692m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2023	2022

Weighted average number of ordinary and restricted shares at 30 June	2 016	2 012
Effect of share options, warrants and restricted stock units	38	35
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 054	2 047

The calculation of the Underlying EPS is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the six-month period ended 30 June Million US dollar	2023	2022¹

Profit attributable to equity holders of AB InBev	1 977	1 692
Net impact of non-underlying items on profit (refer to Note 7)	750	1 006
Profit before non-underlying items, attributable to equity holders of AB InBev	2 727	2 698
Hyperinflation impacts	35	(26)
Underlying profit	2 762	2 672

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2023	2022

Profit attributable to equity holders of AB InBev	1 977	1 692
Weighted average number of ordinary and restricted shares	2 016	2 012
Basic EPS	0.98	0.84

Underlying profit	2 762	2 672
Weighted average number of ordinary and restricted shares	2 016	2 012
Underlying EPS	1.37	1.33

Profit attributable to equity holders of AB InBev	1 977	1 692
Weighted average number of ordinary and restricted shares (diluted)	2 054	2 047
Diluted EPS	0.96	0.83

Underlying EPS is a non-IFRS measure.

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 50m share options were anti-dilutive and not included in the calculation of the dilutive effect as of 30 June 2023 (30 June 2022: 56m share options).

17. Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 19 Risks arising from financial instruments.

Million US dollar	30 June 2023	31 December 2022

Unsecured bond issues	76 160	76 798
Lease liabilities	2 034	1 963
Unsecured other loans	105	95
Secured bank loans	23	24
Non-current interest-bearing loans and borrowings	78 323	78 880

Unsecured bond issues	1 184	-
Lease liabilities	665	529
Secured bank loans	463	369
Unsecured bank loans	181	100
Unsecured other loans	31	30
Current interest-bearing loans and borrowings	2 524	1 029

Interest-bearing loans and borrowings	80 847	79 909

The current and non-current interest-bearing loans and borrowings amount to 80.8 billion US dollar as of 30 June 2023, compared to 79.9 billion US dollar as of 31 December 2022.

1 As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

As of 30 June 2023, the company had no outstanding balance on commercial papers (31 December 2022: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt increased to 73.8 billion US dollar as of 30 June 2023, from 69.7 billion US dollar as of 31 December 2022. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.8 billion US dollar), dividend payments (1.9 billion US dollar) and foreign exchange impact on net debt (0.4 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2023	31 December 2022

Non-current interest-bearing loans and borrowings	78 323	78 880
Current interest-bearing loans and borrowings	2 524	1 029
Interest-bearing loans and borrowings	80 847	79 909

Bank overdrafts	53	83
Cash and cash equivalents	(6 848)	(9 973)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(184)	(183)
Debt securities (included within Investment securities)	(114)	(123)
Net debt	73 755	69 713

Reconciliation of liabilities arising from financing activities

The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long - term debt

Balance at 1 January 2023	78 880	1 029
Proceeds from borrowings	7	174
Payments on borrowings	-	(26)
Capitalization / (payment) of lease liabilities	446	(323)
Amortized cost	30	-
Unrealized foreign exchange effects	569	40
Current portion of long-term debt	(1 627)	1 627
(Gain)/Loss on bond redemption and other movements	17	4
Balance at 30 June 2023	78 323	2 524

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2022	87 369	1 408
Proceeds from borrowings	41	27
Payments on borrowings	(3 218)	(302)
Capitalization / (payment) of lease liabilities	356	(247)
Amortized cost	31	-
Unrealized foreign exchange effects	(2 259)	(13)
Current portion of long-term debt	(302)	302
(Gain)/Loss on bond redemption and other movements	99	10
Balance at 30 June 2022	82 117	1 185

18. Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). Except for the ones mentioned below, there were no other grants in the six-month period ended 30 June 2023. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2022.

Share-based payment transactions resulted in a total expense of 286m US dollar for 2023, as compared to 237m US dollar for the six-month period ended 30 June 2022.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

In the six-month period ended 30 June 2023, AB InBev issued 1.7m matching RSUs in relation to bonuses granted to company employees and management (30 June 2022: 4.8m matching RSUs). These matching RSUs represent a fair value of approximately 107m US dollar (30 June 2022: 293m US dollar).

RSU Plan for Directors

In the six-month period ended 30 June 2023, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2022: 0.1m with an estimated fair value of 4m US dollar).

Annual LTI Plans for Executives

In the six-month period ended 30 June 2023, AB InBev did not issue RSUs under the Long-term Incentive RSUs plan (30 June 2022: 0.1m with an estimated fair value of 8m US dollar under this plan of which 0.1m RSUs were granted to members of the Executive Committee).

Other Recurring LTI RSU Plans for Executives

In the six-month period ended 30 June 2023, approximately 11 thousand RSUs were granted with an estimated fair value of 1m US dollar under this plan (30 June 2022: approximately 9 thousand RSUs with an estimated fair value of 1m US dollar).

In the six-month period ended 30 June 2023, no RSUs were granted under the People bet share purchase program (30 June 2022: 0.1m RSUs representing a fair value of 7m dollar).

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Under the 2018 Share-based compensation plan, Ambev issued 6.8m matching RSUs in the six-month period ended 30 June 2023 with an estimated fair value of 17m US dollar (30 June 2022: 19.5m matching RSUs with an estimated fair value of 59m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In the six-month period ended 30 June 2023, Budweiser APAC issued 4.1m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 13m US dollar (30 June 2022: 12.5m matching RSUs with an estimated fair value of 39m US dollar).

People Bet Plan

In the six-month period ended 30 June 2023, no RSUs were granted under this program (30 June 2022: 0.5m restricted stock units with an estimated fair value of 2m US dollar).

19. Risks arising from financial instruments

A)	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	30 June 2023				31 December 2022
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	6 848	-	-	6 848	9 973	-	-	9 973
Trade and other receivables	6 032	-	-	6 032	4 973	-	-	4 973
Investment securities	29	85	150	264	25	97	149	272
Interest rate swaps	-	4	-	4	-	-	-	-
Cross currency interest rate swaps	-	-	46	46	-	-	63	63
Foreign exchange forwards	-	10	112	122	-	41	182	223
Foreign currency futures	-	-	3	3	-	-	4	4
Commodities	-	-	45	45	-	-	101	101
Financial assets	12 908	98	356	13 362	14 971	139	498	15 608
Non-current	507	-	212	720	522	15	193	730
Current	12 401	98	143	12 642	14 450	124	305	14 878

Trade and other payables	19 754	773	-	20 527	21 983	762	-	22 746
Non-current interest-bearing loans and borrowings	77 117	1 205	-	78 323	78 880	-	-	78 880
Current interest-bearing loans and borrowings	2 524	-	-	2 524	1 029	-	-	1 029
Bank overdrafts	53	-	-	53	83	-	-	83
Equity swaps	-	5 345	-	5 345	-	4 763	-	4 763
Cross currency interest rate swaps	-	-	150	150	-	16	171	187
Foreign exchange forwards	-	8	591	599	-	20	245	265
Foreign currency futures	-	-	3	3	-	-	-	-
Commodities	-	-	353	353	-	-	271	271
Interest rate swaps	-	3	-	3	-	3	2	5
Financial liabilities	99 448	7 334	1 098	107 880	101 975	5 565	689	108 229
Non-current	77 504	1 592	113	79 209	79 108	473	168	79 749
Current	21 944	5 741	985	28 671	22 867	5 092	521	28 480

B)	INTEREST RATE RISK

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2023	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Canadian dollar	-	-	4.73%	954
Euro	3.48%	1 068	3.48%	1 068
US dollar	5.67%	518	-	-
Brazilian real	9.58%	26	11.59%	826
Other	13.64%	273	13.25%	672
		1 885		3 520
Fixed rate
Canadian dollar	4.51%	623	4.37%	3 736
Chinese yuan	2.57%	48	2.54%	1 428
Euro	2.27%	20 815	2.30%	21 699
Pound sterling	5.13%	2 322	5.55%	1 689
South Korean won	5.38%	53	1.26%	2 213
US dollar	4.99%	53 511	5.23%	45 269
Other	9.29%	1 643	10.43%	1 346
		79 015		77 380

31 December 2022	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Canadian dollar	-	-	4.34%	1 455
Euro	1.68%	1 048	1.68%	1 048
Pound sterling	-	-	3.70%	1 078
South Korean won	-	1	3.08%	311
US dollar	5.05%	430	-	-
Other	13.39%	252	11.17%	666
		1 730		4 557
Fixed rate
Canadian dollar	4.50%	613	4.37%	3 741
Chinese yuan	2.44%	50	2.50%	1 230
Euro	2.27%	20 391	2.31%	21 242
Pound sterling	5.13%	2 208	5.55%	1 607
South Korean won	2.96%	46	0.94%	1 896
US dollar	4.99%	53 478	5.27%	44 547
Other	10.53%	1 476	12.19%	1 172
		78 261		75 434

As at 30 June 2023, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 53m US dollar (31 December 2022: 83m US dollar). As disclosed in the above table, 3 520m US dollar or 4.4% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

Interest rate sensitivity analysis

The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year to date. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 18m US dollar higher/lower (31 December 2022: 46m US dollar). This impact would have been more than offset by 39m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2022: 93m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

C)	EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 8 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 30 June 2023, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (703)m US dollar recognized in the profit or loss account for the period in non-underlying finance income/(cost). As at 30 June 2023, liabilities for equity swap derivatives amounted to 5.3 billion US dollar (31 December 2022: 4.8 billion US dollar).

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 20.26% (2022: 27.53%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 158m US dollar positive/negative impact on the 2023 profit before tax (31 December 2022: 1 660m US dollar).

D)	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2023 to be limited.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	30 June 2023			31 December 2022
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Cash and cash equivalents	6 848	-	6 848	9 973	-	9 973
Trade receivables	4 964	(385)	4 579	3 980	(343)	3 637
Other receivables	1 775	(75)	1 701	1 545	(68)	1 477
Derivatives	219	-	219	391	-	391
Cash deposits for guarantees	169	-	169	189	-	189
Investment in unquoted companies	156	(5)	150	155	(5)	149
Investment in debt securities	114	-	114	123	-	123
Loans to customers	100	-	100	81	-	81
	14 345	(466)	13 879	16 434	(416)	16 019

There was no significant concentration of credit risks with any single counterparty as at 30 June 2023 and no single customer represented more than 10% of the total revenue of the group in 2023.

Impairment losses

The allowance for impairment recognized during the period on financial assets was as follows:

	30 June 2023	31 December 2022
Balance at end of previous year	(416)	(402)
Impairment losses	(27)	(38)
Derecognition	6	24
Currency translation and other	(28)	1
Balance at end of period	(466)	(416)

E)	LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

☐	Debt servicing;

☐	Capital expenditures;

☐	Investments in companies;

☐	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

☐	Share buyback programs; and

☐	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	30 June 2023
Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(77 344)	(132 501)	(4 496)	(4 575)	(8 393)	(16 859)	(98 177)
Trade and other payables	(24 219)	(24 507)	(23 388)	(263)	(197)	(312)	(348)
Lease liabilities	(2 699)	(3 149)	(781)	(580)	(452)	(561)	(776)
Secured bank loans	(487)	(497)	(466)	(5)	(5)	(10)	(10)
Unsecured bank loans	(181)	(181)	(181)	-	-	-	-
Unsecured other loans	(136)	(209)	(36)	(88)	(33)	(24)	(27)
Bank overdraft	(53)	(53)	(53)	-	-	-	-
	(105 119)	(161 097)	(29 400)	(5 512)	(9 079)	(17 767)	(99 339)

Derivative financial liabilities
Equity derivatives	(5 345)	(5 345)	(5 345)	-	-	-	-
Foreign exchange derivatives	(602)	(602)	(602)	-	-	-	-
Cross currency interest rate swaps	(153)	(153)	(9)	(41)	(57)	(47)	-
Commodity derivatives	(353)	(353)	(353)	-	-	-	-
	(6 453)	(6 453)	(6 308)	(41)	(57)	(47)	-

Of which: related to cash flow hedges	(961)	(961)	(907)	-	(33)	(20)	-

	31 December 2022
Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(76 798)	(133 670)	(3 273)	(5 683)	(3 783)	(15 482)	(105 450)
Trade and other payables	(27 208)	(27 453)	(26 376)	(170)	(349)	(260)	(297)
Lease liabilities	(2 492)	(2 840)	(618)	(566)	(414)	(531)	(712)
Secured bank loans	(393)	(405)	(371)	(5)	(5)	(10)	(14)
Unsecured bank loans	(100)	(100)	(100)	-	-	-	-
Unsecured other loans	(125)	(193)	(34)	(78)	(28)	(31)	(23)
Bank overdraft	(83)	(83)	(83)	-	-	-	-
	(107 199)	(164 745)	(30 856)	(6 501)	(4 579)	(16 313)	(106 496)

Derivative financial liabilities
Equity derivatives	(4 763)	(4 763)	(4 763)	-	-	-	-
Foreign exchange derivatives	(265)	(265)	(265)	-	-	-	-
Cross currency interest rate swaps	(192)	(191)	(9)	(43)	(47)	(62)	(30)
Commodity derivatives	(271)	(251)	(249)	(2)	-	-	-
	(5 492)	(5 471)	(5 287)	(45)	(47)	(62)	(30)
Of which: related to cash flow hedges	(551)	(530)	(469)	-	(43)	(17)	-

1 “Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

F)	FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

	Assets		Liabilities		Net
Million US dollar	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022

Foreign currency
Foreign exchange forwards	122	223	(599)	(265)	(477)	(42)
Foreign currency futures	3	4	(3)	-	-	4

Interest rate
Interest rate swaps	4	-	(3)	(5)	1	(5)
Cross currency interest rate swaps	46	63	(150)	(187)	(104)	(124)

Commodities
Aluminum swaps	6	52	(181)	(174)	(175)	(122)
Sugar futures	19	4	-	-	19	4
Energy	5	12	(49)	(28)	(44)	(16)
Other commodity derivatives	15	32	(123)	(69)	(109)	(37)

Equity
Equity derivatives	-	-	(5 345)	(4 763)	(5 345)	(4 763)
	219	391	(6 453)	(5 492)	(6 234)	(5 101)
Of which:
Non-current	62	60	(113)	(184)	(50)	(124)
Current	157	331	(6 340)	(5 308)	(6 184)	(4 977)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities Million US dollar	30 June 2023		31 December 2022
	Carrying amount¹	Fair value	Carrying amount¹	Fair value

Fixed rate
US dollar	(53 029)	(53 976)	(52 993)	(52 158)
Euro	(20 032)	(18 637)	(19 655)	(17 926)
Pound sterling	(2 263)	(2 078)	(2 148)	(2 039)
Canadian dollar	(525)	(478)	(515)	(437)
Other	(465)	(456)	(458)	(448)
	(76 315)	(75 624)	(75 769)	(73 008)

1 “Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2023 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	10	-
Derivatives in a cash flow hedge relationship	45	86	-
Derivatives in a fair value hedge relationship	-	4	-
Derivatives in a net investment hedge relationship	-	74	-
	45	183	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	773
Derivatives at fair value through profit and loss	-	5 352	-
Derivatives in a cash flow hedge relationship	34	927	-
Derivatives in a fair value hedge relationship	-	3	-
Derivatives in a net investment hedge relationship	-	136	-
	34	6 419	773

Fair value hierarchy 31 December 2022 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	41	-
Derivatives in a cash flow hedge relationship	36	219	-
Derivatives in a net investment hedge relationship	-	94	-
	36	364	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	762
Derivatives at fair value through profit and loss	-	4 799	-
Derivatives in a cash flow hedge relationship	26	525	-
Derivatives in a fair value hedge relationship	-	4	-
Derivatives in a net investment hedge relationship	-	138	-
	26	5 466	762

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period.

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2023, 2024 and 2026. As at 30 June 2023, the put option on the remaining shares held by ELJ was valued at 590m US dollar (31 December 2022: 585m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2023, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 538m US dollar as of 31 December 2022 to 1 030m US dollar as of 30 June 2023.

21. Contingencies

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 30 June 2023 and 31 December 2022, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2023	31 December 2022

Income tax and social contribution	11 322	11 586
Value-added and excise taxes	5 576	4 965
Other taxes	923	854
	17 821	17 405

The most significant tax proceedings of Ambev are discussed below.

The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev in one case. In March 2023, the Lower Administrative Court rendered two favorable decisions and one partially favorable decision to Ambev on three cases related to the taxation of profits of foreign subsidiaries. Ambev is awaiting formal notification of these decisions to analyze the contents and any applicable legal motions or appeals before the judicial level. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2023 is approximately 6.6 billion Brazilian real (1.4 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 60 million Brazilian real (12 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was still awaiting judgment In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment by the first judicial level.

The updated assessed amount related to this uncertain tax position as of 30 June 2023 is approximately 10.7 billion Brazilian real (2.2 billion US dollar) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitations for one of the calendar years under discussion; this portion of the decision is final. In January 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In April 2023, the Upper Administrative Court rendered partially favorable decisions to Ambev, related to the qualified penalties, in the Special Appeals. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decisions, which awaits judgment by the first judicial level. The updated assessed amount related to this uncertain tax position as of 30 June 2023 is approximately 2.3 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev has filed a defense and awaits judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position as of 30 June 2023 is approximately 1.3 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.

Goodwill MAG

In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023, and awaits judgement by the first level administrative court.

The updated assessed amount as of 30 June 2023 is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023.

In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023.

In June 2022, Ambev received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2023 is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016, for which Ambev filed Special Appeals to the Upper Administrative Court. In April 2023, Ambev received unfavorable decisions at the Upper Administrative Court in respect of the Special Appeals. Ambev is awaiting formal notification of these decisions, which are not final and remain subject to appeal at the judicial level.

In connection with the tax assessments related to the periods of 2015 and 2016, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, and awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated assessed amount as of 30 June 2023 is approximately 13.1 billion Brazilian real (2.7 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The company has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal which is pending judgment.

The updated assessed amount related to this uncertain tax position as of 30 June 2023 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative court and filed an Appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. The defense against this new tax assessment was filed by Ambev in January 2023, which is pending judgment by the first level administrative court.

The updated assessed amount as of 30 June 2023 is approximately 14.5 billion Brazilian real (3.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The uncertain tax position continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2018-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2017, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The updated assessed amount as of 30 June 2023 is approximately 2.5 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2019-2023) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.

In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision is subject to appeal by the tax authorities. In March 2017, Ambev received an unfavorable first level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.

There is a third case being challenged at the administrative level in which Ambev appealed to the Upper Administrative Court against an unfavorable decision rendered by the Lower Administrative Court in June 2019. In January 2023, Ambev received an unfavourable decision at the Upper Administrative Court and has filed a motion for clarification. The amount related to this uncertain tax position as of 30 June 2023 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these proceedings to be approximately 6.2 billion Brazilian real (1.3 billion US dollar) as of 30 June 2023. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partially favorable decision at the administrative level in one of the cases. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it has filed an appeal.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter. Ambev awaits formal notification of this decision to assess whether any portion of the tax assessment may be challenged at the judicial level.

Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.4 billion US dollar) as of 30 June 2023. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021 and it does not change the likelihood of loss in Ambev’s tax assessments. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev has filed motions for reconsideration to the second administrative level.

Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 30 June 2023. Ambev has not recorded any provision in connection therewith.

In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favourable judgment at the second administrative level, which was amended by the third administrative level in favour of the tax authorities. This decision is not final and remain subject to appeal at the judicial level. With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable decisions at the first administrative level in May and June 2022. In these cases, Ambev has filed appeals to the second administrative level. Ambev management estimates the possible losses related to these assessments to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as of 30 June 2023.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 10.0 billion Brazilian real (2.1 billion US dollar) as of 30 June 2023. Ambev has not recorded any provisions for this matter.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases and Ambev is awaiting formal notification of these decisions, which are not final and remain subject to appeal. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.3 billion US dollar) as of 30 June 2023. Ambev has not recorded any provisions for this matter.

AB INBEV’S TANZANIA TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.4 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. No related provision has been made.

AB INBEV’S SOUTH AFRICA TAX MATTERS

The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The assessment from SARS claims that SAB owes 6.4 billion South African Rand (0.4 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment total 17.7 billion Rand (1 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA has notified SAB that CCBA has received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments are contested, but SAB may be required to secure or pre-pay some or all of the amounts assessed, pending the outcome of the challenge and any appeal(s). No related provision for these matters has been made as the chances of loss are not considered to be probable.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal, where it remains ongoing along with other pending appeals related to the matter.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.

In January 2019, AB InBev deposited 68 million euro (73 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (73 million US dollar) in 2020.

CERBUCO BREWING ARBITRATION

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. If Ambev was defeated in all lawsuits related to this issue, it would be necessary to issue 172,831,574 shares and Ambev would receive, in return, funds significantly lower than the current market value. This could result in a dilution of about 1% to all Ambev’s shareholders. Furthermore, the holders of these warrants claimed that they should receive the dividends relative to these shares since 2003, approximately 1.2 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Among the seven cases related to this topic, one was settled in previous years. Five cases have been ruled irrevocably favorably to Ambev, with 3 decisions in 2Q23. The last case has already received a favorable decision and is pending before the Superior Court of Justice. Considering all these facts, Ambev and its external counsels strongly believe that the chance of loss in the remaining case is remote and therefore we have not established a provision for this litigation.

PROPOSED CLASS ACTION IN QUEBEC

Labatt and other, third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22. Related parties

There are no material changes in the company’s related party transactions during the six-month period ended 30 June 2023 as compared to 31 December 2022.

23. Events after the reporting date

None.